zi corporation

news release

Zi Corporation to Present at the Roth Capital Partners Growth Stock Conference in Dana Point, CA

CALGARY, AB, February 7, 2006 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that Chief Operating Officer and Chief Technology Officer Milos Djokovic is scheduled to make an investor presentation at the Roth Capital Partners 18th Annual Growth Stock Conference on Tuesday, February 21, at 3:00 p.m. Pacific Time. The conference is being held February 20-22 at the St. Regis Monarch Beach in Dana Point, CA.

A live webcast of the Company's presentation will be available via a link provided at the Company's website at www.zicorp.com or at http://www.wsw.com/webcast/roth7/zica/. An archive will begin shortly after the presentation and will be available for thirty days.

About the Roth Capital Partners Growth Stock Conference

The conference is being held to accommodate a growing number of investors and companies, and will feature presentations from more than 250 small-cap companies across a broad spectrum of sectors, such as technology, healthcare, financial services and consumer products.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiText® for one-touch predictive text entry; eZiTap™ for intelligent multi-tap entry, Decuma® for natural handwriting recognition and the new Qix™ service discovery engine to enhance the user experience and drive service usage and adoption. Zi's product portfolio dramatically improves the usability of mobile phones, PDAs, gaming devices and set-top boxes and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies;

dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

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Zi, Decuma, Qix, eZiTap and eZiText are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:
Allen & Caron Inc (investor relations)
Jill Bertotti
jill@allencaron.com
(949) 474-4300